SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C.

FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the fiscal year ended December 30, 2004

or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 1-6402-1

THE SCI 401(k) RETIREMENT SAVINGS PLAN
(Full title of the plan)

SERVICE CORPORATION INTERNATIONAL

(Name of issuer of the securities held pursuant to the plan)

1929 Allen Parkway
Houston, Texas 77019
(Address of the plan and address of issuer’s principal executive offices)

THE SCI 401(k) RETIREMENT SAVINGS PLAN

INDEX

Financial Statements

Report of Independent Registered Public Accounting Firm	3

Statements of Net Assets Available for Benefits as of December 30, 2004 and 2003	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 30, 2004	5

Notes to Financial Statements	6 - 9

Supplemental Schedules

Schedule of Assets (Held at End of Year)	10

Schedule of Reportable Transactions	11

Other Information

Signature	12

Consent of Independent Registered Public Accounting Firm	13
Consent of Independent Registered Public Accounting Firm

REPORT OF INDEPENDENT REGISTERED
PUBLIC ACCOUNTING FIRM

To the Administrative Committee
The SCI 401(k) Retirement Savings Plan
Houston, Texas

We have audited the accompanying Statements of Net Assets Available for Benefits of The SCI 401(k) Retirement Savings Plan as of December 30, 2004 and 2003 and the related Statement of Changes in Net Assets Available for Benefits for the year ended December 30, 2004. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of The SCI 401(k) Retirement Savings Plan as of December 30, 2004 and 2003 and the changes in net assets available for benefits for the year ended December 30, 2004 in conformity with generally accepted accounting principles in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedules of Assets (Held at End of Year) and Reportable Transactions are presented for purposes of complying with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 and are not a required part of the basic financial statements. The supplemental schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ HARPER & PEARSON COMPANY
Houston, Texas
June 24, 2005

THE SCI 401(k) RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 30,
	2004	2003
Investments:
Pooled separate accounts	$92,840,564	$70,958,730
SCI common stock	61,666,032	40,450,677
Interest bearing cash	1,848,711	1,071,418
Participant loans	6,610,159	4,159,502

Total investments	162,965,466	116,640,327

Receivables:
Employer contribution receivable	504,004	—
Employee contribution receivable	637,805	—

Total receivables	1,141,809	—

Net assets available for benefits	$164,107,275	$116,640,327

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year ended
December 30, 2004
Additions to net assets attributed to:
Contributions:
Employer – SCI common stock	$18,126,437
Participants	23,761,099
Rollovers from other qualified plans	1,144,884

Total contributions	43,032,420

Investment income:
Interest income	261,187
Net appreciation in the fair value of pooled separate accounts	6,826,536
Net appreciation in the fair value of SCI common stock	9,765,239
Realized gain on sale of SCI common stock	5,310,063

Total investment income	22,163,025

Total additions	65,195,445

Deductions from net assets attributed to:
Distributions to participants	17,312,211
Administrative expenses	416,286

Total deductions	17,728,497

Net increase	47,466,948

Net assets available for benefits:
Beginning of period	116,640,327

End of period	$164,107,275

See notes to financial statements.

THE SCI 401(k) RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

1.	Plan Description

General

The following description of The SCI 401(k) Retirement Savings Plan (the Plan) is provided for general information purposes only. Participants should refer to the Summary Plan Description or the Plan Document for a more complete description of the Plan’s provisions.

The Plan, established July 1, 2000, is a defined contribution plan for the exclusive benefit of Service Corporation International’s (SCI or the Company) United States non-union employees. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Plan’s assets are held by Massachusetts Mutual Life Insurance Company and participant accounts are maintained by MassMutual Retirement Services. Investors Bank & Trust Company serves as the trustee for the SCI Common Stock Fund. SCI Funeral and Cemetery Purchasing Cooperative, Inc. serves as Plan Administrator.

Contributions

Eligible employees can participate in the Plan after completing three months of service and attaining age 21. Employees covered by a collective bargaining agreement in which retirement benefits are provided are not eligible under the Plan. The election to contribute to the Plan is voluntary. Employees are initially enrolled in the Plan, after meeting eligibility requirements, to contribute 3% of pretax annual compensation, unless participation is specifically rejected by such employees. Participants may contribute up to a maximum of 50% of pretax annual compensation. Each individual’s participant contributions were limited to $13,000 in 2004. An additional catch-up contribution of $3,000 was allowed for employees aged 50 and over.

The Company contributes a matching amount up to 6% of the participant’s pretax annual compensation, generally in Company common stock. The percentage of the match is based on years of service with the Company and ranges from 75% to 135% of the employee’s eligible contribution. Additional amounts may be contributed at the Company’s discretion. Company contributions were made in Company stock during the year ended December 30, 2004. There were no discretionary Company contributions in 2004.

Participant Accounts

Participant account balances are valued based upon the number of units of each investment fund owned by the participants. Each participant’s account is credited with the participant’s contribution and allocations of the Company’s contributions and plan earnings or losses. Forfeited balances of terminated participants’ non-vested accounts are used to reduce administrative expenses and future Company contributions. Forfeited balances were $1,123,575 during the year ended December 30, 2004.

Vesting

Participants are fully vested in their deferred salary and rollover contributions. Participants are not vested in Company contributions until they complete three years of vesting service with the Company thus becoming 100% vested.

Participant Loans

Participants may borrow from their accounts up to one half of their vested account balance to a maximum of $50,000. The minimum amount that may be borrowed is $1,000. Loans are to be repaid within five years, unless the loan is used to purchase a primary residence. The loans are secured by the balance in the participant’s account and bear interest at 1% above the prime rate. A participant may have no more than two loans outstanding at any one time.

Participant Distributions

The Plan provides for several different types of participant withdrawals. Participants who have reached age 59 1/2 may make in-service withdrawals. Participants may make withdrawals before age 59 1/2 if they qualify for certain hardship withdrawals. Upon termination of service with the Company or death, the participant or beneficiary may receive a lump-sum amount equal to the vested amount in the participant’s account. A participant whose account balance exceeds $5,000 may elect a deferred distribution until age 70 1/2. As of December 30, 2004, total deferred vested benefits related to terminated employees were $8,206,917.

Plan Termination

The Company expects the Plan to continue indefinitely, however, it reserves the right to terminate or amend the Plan to eliminate future benefits. If the Plan is terminated, participants will become 100% vested and account balances will be distributed by a lump-sum payment.

2.	Summary of Accounting Policies

Principles of Reporting

The financial statements and schedules have been prepared in accordance with accounting principles generally accepted in the United States of America and the financial reporting requirements of ERISA and are maintained on an accrual basis except for participant distributions, which are reported when paid.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires Plan management to make estimates and assumptions that may affect the amounts reported in the financial statements. As a result, actual results could differ from those estimates.

Investments

Investments are stated at fair value, which is determined by quoted market prices. Participant loans are valued at their outstanding balances, which approximates fair value.

Net appreciation (depreciation) in the fair value of the pooled separate accounts consists of net realized and unrealized appreciation (depreciation). Each investment fund’s appreciation

(depreciation) is allocated to participants based upon their proportionate share of assets in each investment fund.

Risks and Uncertainties

The Plan provides for several investment options, which are exposed to various risks, such as interest rate risk, market risk and credit risk. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

Administrative Expense

Administrative expenses represent record keeping fees paid to MassMutual. Legal and audit fees are paid by SCI.

3.	Investments

Investments that comprised 5% or more of the Plan’s net assets available for benefits are as follows:

	December 30,
	2004	2003
JCC Balanced Fund (Janus)	$8,204,864	$8,007,761
MassMutual Small Cap Growth Fund	12,041,658	11,787,002
MassMutual Core Bond Fund	10,751,789	10,875,896
MassMutual Government Money Market	20,669,330	16,768,324
MassMutual Large Cap Value Fund	13,352,453	8,465,347
MassMutual Large Cap Growth Fund	8,993,282	7,308,263
MassMutual Small Cap Value Fund	11,305,000	3,668,921
SCI Common Stock(1)	61,666,032	40,450,677

(1) Includes both participant and non-participant directed common stock.

4.	Income Taxes

A determination letter was received June 30, 2004 from the Internal Revenue Service which declared that the Plan qualifies under Section 401(a) of the Internal Revenue Code as being exempt from income taxes. The Plan administrator believes the Plan is designed and being operated in compliance with the requirements of Section 401(a) of the Internal Revenue Code.

5.	Amendments

During 2004, the Plan year end was changed to December 31, therefore, the next reporting period will be as of December 31, 2004 and for the one day then ended.

6.	Subsequent Events

Effective January 1, 2005, Participants contributing the maximum 50% of compensation as elective deferrals may elect to make catch-up contributions simultaneously with such elective deferrals, provided that the combined catch-up and elective deferrals do not exceed 90% of compensation in any payroll period.

Effective January 1, 2005, the Company began to contribute cash to fund the Company’s matching contribution to the Plan and discontinued funding through the issuance of Company common stock or treasury stock.

Effective March 28, 2005, mandatory distributions greater than $1,000 will be paid in a direct rollover to an individual retirement plan designed by the Plan Administrator if the Participant does not elect to have such distribution paid directly to an eligible retirement plan specified by the Participant in a direct rollover or to receive the distribution directly in accordance with Section 6.4(a) or Section 6.6(f) of the Plan.

Effective April 1, 2005, the Plan was amended to allow employees the choice to allocate the Company’s matching contributions to a variety of investment options.

THE SCI 401(k) RETIREMENT SAVINGS PLAN

Schedule of Assets (Held at End of Year)

December 30, 2004
EIN: 74-1488375 PIN: 002

Identity of issue, borrower,		Current
lessor or similar party	Description of investment	value
*Massachusetts Mutual Life Insurance Co.	JCC Balanced Fund (Janus)	$8,204,864
*Massachusetts Mutual Life Insurance Co.	MassMutual Small Cap Growth Fund	12,041,658
*Massachusetts Mutual Life Insurance Co.	MassMutual Core Bond Fund	10,751,789
*Massachusetts Mutual Life Insurance Co.	MassMutual Government Money Market	20,669,330
*Massachusetts Mutual Life Insurance Co.	MassMutual Large Cap Value Fund	13,352,453
*Massachusetts Mutual Life Insurance Co.	MassMutual Large Cap Growth Fund	8,993,282
*Massachusetts Mutual Life Insurance Co.	MassMutual Small Company Value Fund	11,305,000
*Massachusetts Mutual Life Insurance Co.	MassMutual Overseas Fund	7,522,189
*Service Corporation International	SCI Common Stock	61,666,032
*Investors Bank & Trust Company	Interest Bearing Cash	1,848,711

*Participant Loans	Loans with interest rates of 5.0% to 10.5%	6,610,159

		$162,965,466

Cost value of SCI Common Stock (based upon prior period current value) and Interest Bearing Cash was $51,900,793 and $1,848,711, respectively, at December 30, 2004.

*Party-in-interest as defined by ERISA.

THE SCI 401(k) RETIREMENT SAVINGS PLAN

Schedule of Reportable Transactions

For the year ended December 30, 2004
EIN: 74-1488375 PIN: 002

(b)
(a)	Description of Assets
Identity of	(Include Interest Rate	(c)	(d)	(g)	(i)
Party	and Maturity in Case	Purchase	Selling	Cost of	Net Gain or
Involved	of a Loan)	Price	Price	Asset	(Loss)

Series Transactions
(A)	SCI Common Stock*	$17,622,433	$—	$17,622,433	$—

A reportable transaction is any non-participant directed purchase or sale (or series of purchases or sales) of an investment security that exceeds 5% of net assets available for plan assets at the beginning of the plan year.

*	Party-in-interest as defined by ERISA.

(A)	All transactions were with Investors Bank & Trust Company.

SIGNATURE

The Plan pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

The SCI 401(k) Retirement Savings Plan

Date: June 28, 2005	By:	SCI Funeral and Cemetery Purchasing
Cooperative, Inc.

	By:	/s/ Helen Dugand

Helen Dugand
Vice President of SCI Funeral and Cemetery
Purchasing Cooperative, Inc.

Exhibit Index

Exhibit

23.1	CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM